THE TEAM

Carl Dumesle



Co-Founder & CEO
- BAdmin and MBA
- Entrepreneur
- Experience in previous startups

Akash Atapattu



Co-Founder & CTO
- BS Computer Science
- Software Development Experience

Russell Leong



Co-Founder & COO
- Econs, BA
- Business owner
- Strategy & Operations Lead

Aymed Rodriguez-Ortiz



CMO
- Comms, Penn State
- Facebook Product Manager

Our Advisors

Tony Malz

- 13 years+ FICO
- Startup Founder

Dr. Michael Crawford

- Real Estate Owner
- Developer and Investor